Filed Pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated

August 13, 2019 (To Prospectus dated April 19, 2017)

(File No. 333-217367)

TD Ameritrade Holding Corporation

$500,000,000 2.750% SENIOR NOTES DUE 2029

Final Terms and Conditions

Issuer:	TD Ameritrade Holding Corporation

Trade Date:	August 13, 2019

Settlement Date(*):	August 16, 2019 (T+3)

Expected Ratings (Moody’s / S&P)(**):	A2 / A

Principal Amount:	$500,000,000

Coupon (Interest Rate):	2.750%

Maturity Date:	October 1, 2029

Public Offering Price:	99.888% of the principal amount

Yield to Maturity:	2.763%

Benchmark Treasury:	1.625% due August 15, 2029

Benchmark Treasury Price / Yield:	99-15 / 1.683%

Spread to Benchmark Treasury:	T+108 bps

Interest Payment Dates:	April 1 and October 1, commencing on October 1, 2019 (short first interest period)

Interest Record Dates:	March 15 and September 15

Day Count Convention:	30 / 360

Par Call:	At any time on or after July 1, 2029 (3 months prior to the maturity date of the notes)

Make-Whole Call:	T+20 bps at any time prior to July 1, 2029 (3 months prior to the maturity date of the notes)

Net Proceeds (before expenses):	$496,190,000

CUSIP / ISIN:	87236YAJ7 / US87236YAJ73

Joint Book-Running Managers:	J.P. Morgan Securities LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC
Barclays Capital Inc.
BofA Securities, Inc.
Citigroup Global Markets Inc.
ICBC Standard Bank Plc
Morgan Stanley & Co. LLC
TD Securities (USA) LLC

Underwriting (Conflicts of Interest):	TD Securities (USA) LLC is an affiliate of TD Ameritrade Holding Corporation. The distribution arrangements for this offering comply with the requirements of FINRA Rule 5121, regarding a FINRA member firm’s participation in the distribution of securities of an affiliate. In accordance with Rule 5121, no FINRA member firm that has a conflict of interest under Rule 5121 may make sales in this offering to any discretionary account without the prior approval of the customer.

*Note: We expect that delivery of the notes will be made to investors on or about August 16, 2019, which will be the third business day following the date of this pricing term sheet (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of this pricing term sheet will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of this pricing term sheet should consult their advisors.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC toll-free at (212) 834-4533, U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.